April 10, 2026

To: All Canadian Securities Regulatory Authorities

 New York Stock Exchange

Subject: NEW FOUND GOLD CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	May 6, 2026
Record Date for Voting (if applicable):	May 6, 2026
Beneficial Ownership Determination Date:	May 6, 2026
Meeting Date:	June 25, 2026
Meeting Location (if available):	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery for OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders:	Yes
NAA for Registered Holders:	Yes

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON CLASS	64440N103	CA64440N1033

Sincerely,

NEW FOUND GOLD CORP.